SEC

18005393

ANNUAL AUDITED REPORT FORM X-17A-5 ~~PART III~~

SEC Mail Processing Section

MAR 01 2018

Washington DC
408

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SEC FILE NUMBER
8-67887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Qatalyst Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Maritime Plaza, 24th Floor
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason DiLullo (415) 844-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E'2

OATH OR AFFIRMATION

I, Jasson DiLullo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Qatalyst Partners LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

[redacted]

E L Mitchell Commissioner for oaths

Notary Public

Elaine Louise Mitchell

13/2/2018

E. L. MITCHELL NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.L Mitchell
Fishers Notaries
180 Piccadilly
London W1J 9ER

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2017
(Public)

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Qatalyst Partners LP:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Qatalyst Partners LP (the "Partnership") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 27, 2018

We have served as the Partnership's auditor since 2008.

Qatalyst Partners LP
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 8,636,615
Accounts and investment banking fees receivables	2,286,492
Prepaid expenses and other assets	801,242
Fixed assets, net	1,256,032
Total assets	$ 12,980,381
Liabilities and Partners' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 995,404
Deferred liabilities	657,284
Total liabilities	1,652,688
Commitments and contingencies (Note 4)	
Partners' equity	11,327,693
Total liabilities and partners' equity	$ 12,980,381

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Qatalyst Partners LP (the "Partnership"), a wholly-owned subsidiary of Qatalyst Group LP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Qatalyst Management LLC. The Partnership operates as an introducing broker and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments

Management believes that the aggregate net fair value of accounts and investment banking fees receivables approximate their carrying value because such receivables are short-term in nature.

Cash and Cash Equivalents

The Partnership considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Partnership holds cash in financial institutions in excess of FDIC insured limits. The Partnership periodically assesses the financial condition of these institutions and assesses the credit risk. The Partnership has a certificate of deposit of $411,618 that is collateral for a standby letter of credit related to its office lease (note 4).

Investment Banking Fees Receivable

Investment banking fees receivable include receivables relating to the Partnership's investment banking or advisory engagements. The Partnership records an allowance for doubtful accounts on these receivables on a specific identification basis. No allowance for doubtful accounts was recorded as of December 31, 2017.

Income Taxes

As a limited partnership that is a wholly owned subsidiary of another limited partnership, the entity is disregarded for tax purposes. Accordingly, the Partnership has determined that it has no uncertain tax position and therefore no provision is made in the financial statements of the Partnership for income tax. All income and losses of the Partnership are reportable by the partners of the Parent in accordance with the relevant provisions of the Internal Revenue Code.

Leases

In February 2016, the FASB issued new guidance for the accounting for leases. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. This new accounting guidance applies to all nonpublic business entities with annual periods beginning after December 15, 2019. The Partnership is currently evaluating the impact of adopting the guidance.

3. Fixed Assets

As of December 31, 2017, fixed assets consisted of the following:

	Computers, software and equipment	Furniture and fixtures	Total
Fixed assets	$ 1,236,772	$ 1,810,965	$ 3,047,737
Less: Accumulated depreciation	(997,777)	(793,928)	(1,791,705)
Fixed asset, net	$ 238,995	$ 1,017,037	$ 1,256,032

4. Commitments and Contingencies

Operating Leases
The Partnership leases office space under an operating lease. The term of the lease expires on March 31, 2021. The Partnership has a standby letter of credit for $411,618 to cover the security deposit for its office lease.

As of December 31, 2017, the future minimum lease payments under noncancelable operating leases are as follows:

2018	$ 1,525,692
2019	1,571,469
2020	1,618,558
2021	411,618
Thereafter	-
Total	$ 5,127,337

5. Litigation

Due to the nature of its business, the Partnership may in the future be subject to various threatened or filed legal actions. Such litigation is inherently uncertain and the ultimate resolution of such litigation could be determined by factors outside of the Partnership's control. Management believes that there are no currently known actions or reasonably likely threat of any actions that would result in any material adverse effect on the Partnership's financial statements.

6. Regulatory Requirements

The Partnership is subject to Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Partnership had net capital of $6,572,008 which was $6,461,829 in excess of its required net capital of $110,179. The Partnership's ratio of aggregate indebtedness to net capital was 0.251 to 1.

7. Related Party

The Partnership is subject to an expense sharing agreement with the Parent, whereby certain overhead expenses are allocated between the Partnership and the Parent based on the benefit derived from the services provided.

As of December 31, 2017, the Partnership had receivables due from Parent totaling $2,063,267, and payables due to Parent totaling $251,000.

8. Subsequent Events

The Partnership distributed $30,500,000 to its Parent on February 6, 2018. In the normal course of business, the Partnership intends to make additional distributions up to its Parent. Adequate net capital was maintained after the distribution was made.

As of February 27, 2018, the date the financial statements were available to be issued, no subsequent events or transactions had occurred that would have materially impacted the financial statements as presented.